UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 36189 / May 27, 2026

In the Matter of:

PCM Fund, Inc.
PIMCO Corporate & Income Opportunity Fund
PIMCO Corporate & Income Strategy Fund
PIMCO Dynamic Income Fund
PIMCO Dynamic Income Opportunities Fund
PIMCO Dynamic Income Strategy Fund
PIMCO Global StocksPLUS® & Income Fund
PIMCO High Income Fund
PIMCO Income Strategy Fund
PIMCO Income Strategy Fund II
PIMCO Strategic Income Fund, Inc.
PIMCO Access Income Fund
PIMCO California Municipal Income Fund
PIMCO Municipal Income Fund II
PIMCO New York Municipal Income Fund II
PIMCO Flexible Credit Income Fund
PIMCO Flexible Municipal Income Fund
PIMCO Flexible Emerging Markets Income Fund
PIMCO Flexible Real Estate Income Fund
PIMCO California Flexible Municipal Income Fund
PIMCO Capital Solutions BDC Corp.
PIMCO Asset-Based Lending Company LLC
PIMCO Investments LLC
Pacific Investment Management Company LLC
and certain of their affiliated entities as described in Schedule A to the application

650 Newport Center Drive
Newport Beach, CA 92660

812-15945

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

PCM Fund, et al. filed an application on November 25, 2025, and an amendment to the
application on April 28, 2026, requesting an order under sections 17(d) and 57(i) of the

Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain registered closed-end management investment companies and business development companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On April 30, 2026, a notice of the filing of the application was issued (Investment Company Act Release No. 36137). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by PCM Fund, et al. (File No. 812-15945) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.